Exhibit 4.5

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is made on the __ day of ________ 2019 between Brainsway USA INC., a subsidiary of Brainsway LTD. (collectively, “Brainsway” or the “Company”) and Christopher R. von Jako, PhD (“Executive” or the “Executive” or “you”).

1. Employment. Subject to the approval of this Agreement by a vote of the Board of Directors of Brainsway LTD. (the “Board”) and the shareholders and to the terms and conditions of this Agreement, the Company agrees to employ Executive and Executive agrees to be employed by the Company commencing on January 1, 2020 or as soon thereafter as is possible under applicable procedures (the “Employment Start Date”). Executive shall be employed on an at-will basis, meaning that either he or the Company may terminate the employment relationship at any time, without prior notice, for any reason or no reason at all. This Agreement is contingent upon the completion of a background check acceptable to the Company and proof of Executive’s eligibility to work in the United States.

2. Title and Duties. Executive’s title shall be President and Chief Executive Officer. In that capacity, Executive shall report directly to the Board. During his employment, Executive shall devote his full business time, attention, energy and best efforts to the business and affairs of the Company, and shall perform the duties and responsibilities (i) as are customary for an officer with this role in a publicly-traded company in the business such as the Company’s, (ii) as may be required by the Company’s policies or procedures, or (iii) as may be directed to you from time to time. Executive understands that the terms and conditions of his employment with the Company are also governed by standard Company policies as may be adopted or amended from time to time. Executive agrees that he shall not engage in or be interested in any capacity in any activity that is contrary to the interest of the Company or that is reasonably deemed by the Company to be harmful to the business, reputation or goodwill of the Company, unless such activity is fully disclosed and approved in writing prior to the undertaking. It is understood that the main offices of the Company are located in Hackensack, New Jersey, and that unless otherwise agreed, Executive will be expected to work in and from such offices during the workweek, except when traveling for the Company to other destinations. This is a material provision of the Agreement.

3. Compensation. (a) Base Salary. In consideration of his services, Executive shall be paid a gross base salary of $350,000 annualized, for the first year of active employment. Thereafter, the gross base salary shall be subject to 3% annual increases (or more, at the Board’s discretion if deemed reasonable and appropriate under the circumstances, and in accordance with applicable laws, policies and procedures) for so long as Executive continues his role at the Company. The annual base salary shall be paid in equal installments, less applicable taxes and withholdings, in accordance with the Company’s semi-monthly payroll schedule through Brainsway’s PEO TriNet/ADP. Executive confirms that he has had the opportunity to consult with a tax expert regarding tax liabilities applicable to the payments and other consideration, if any, to which he is entitled under this Agreement. The annual base salary shall be reviewed annually by the Company.

(b) Bonus. For each year of active employment, Executive shall be eligible to receive an annual performance-based bonus in a gross amount equal to up to 6 months of Executive’s then current base salary based on his achievement of the milestones, goals and targets to be agreed each year with the Board, as part of its annual operating plan approval process. The annual operating plan is made each year following discussions with Executive and such other appropriate individuals as deemed appropriate.

The exact amount of each annual bonus will be based upon the extent of Executive’s performance and the achievement of the specified individual and/or corporate milestones, goals and targets.

Receipt each annual bonus is also contingent upon Executive being employed in good standing at the Company through the end of any calendar year (the “Bonus Eligibility Date”). Executive acknowledges and understands that he will not be eligible to receive any year’s annual bonus payment if his employment with the Company has terminated for any reason prior to the Bonus Eligibility Date for that year.

(c) Equity Package. Subject to approval by the Board, Executive will be granted a total of 240,000 performance-based restricted stock units(“RSUs”) (i.e. representing 240,000 ordinary shares) to be granted in 4 phases as below, subject to the terms, conditions, and vesting schedules stated herein:

a. 60,000 RSUs to be granted on Executive’s Employment Start Date, (“Tranche A”); and

b. 60,000 RSUs  granted on March 31, 2021, provided (i) Executive is still employed on such date, and (ii) subject to meeting the following measures: (x) 50% of the grant will be based on achievement of the annual operating plan objectives as agreed with the board for 2020; and (y) 50% of the grant will be contingent on whether the Brainsway Ordinary Share Price Delta (as defined herein) between Q4 2019 and Q4 2020 is at least 5% higher than the Industry Index Delta (as defined herein) for the same period (“Tranche B”); and

c. 60,000 RSUs  granted on March 31, 2022, provided (i) Executive is still employed on such date, and (ii) subject to meeting the following measures: (x) 50% of the grant will be based on achievement of the annual operating plan objectives as agreed with the board for 2021; and (y) 50% of the grant will be contingent on whether the Brainsway Ordinary Share Price Delta (as defined herein) between Q4 2019 and Q4 2021 is at least 7.5% higher than the Industry Index Delta (as defined herein) for the same period (“Tranche C”); and

d. 60,000 RSUs  granted on March 31, 2023, provided (i) Executive is still employed on such date, and (ii) subject to meeting the following measures: (x) 50% of the grant will be based on achievement of the annual operating plan objectives as agreed with the board for 2022; and (y) 50% of the grant will be contingent on whether the Brainsway Ordinary Share Price Delta (as defined herein) between Q4 2019 and Q4 2022 is at least 10% higher than the Industry Index Delta (as defined herein) for the same period  (“Tranche D”);

For purposes of this Agreement the “Brainsway Ordinary Share Price Delta” shall be defined as the difference in percentage between the average price of one Brainsway ordinary share in the first relevant quarter (i.e. Q4 2019) and the second relevant quarter (Q4 2020, Q4 2021 or Q4 2022, as the case may be). Thus, if for example, the average Brainsway ordinary share price in Q4 2019 is $5.00 and the average Brainsway ordinary share price in Q4 2021 is $6.00, this would represent a Brainsway Ordinary Share Price Delta of 20% between Q4 2019 and Q4 2021.

For purposes of this Agreement, the “Industry Index” shall mean the biopharma index to be mutually agreed upon in writing by the parties after signature of this Agreement. For purposes of this Agreement, the “Industry Index Delta” shall be defined as difference in percentage between the average price of one share of the Industry Index in the first relevant quarter (i.e. Q4 2019) and the second relevant quarter (Q4 2020, Q4 2021 or Q4 2022, as the case may be). Thus, if for example, the average Industry Index share price in Q4 2019 is $12.00 and the average Industry Index share price in Q4 2021 is $15.00, this would represent an Industry Index Delta of 25% between Q4 2019 and Q4 2021.

In the above scenario, because the Brainsway Ordinary Share Price Delta between Q4 2019 and Q4 2021 (i.e. 20%) is lower than the Industry Index Delta (i.e. 25%), executive would not be entitled to the relevant portion (i.e. 50%) of the RSUs comprising Tranche C. (However, even in this scenario, the remaining 50% of Tranche C could still be granted were Executive to achieve all of the annual operating plan objectives as agreed with the board for 2021. In such case, Tranche C would thus consist of 30,000 RSUs instead of 60,000. )

The grant of the equity will be subject to standard terms in the company’s Amended and Restated 2019 Share Incentive Plan (the Plan”), or its predecessor plan if the Plan is not adopted by the shareholders, and compliance with applicable laws. The RSUs granted in each Tranche will vest over a period of four years beginning on the date upon which the Tranche is granted (each, a “Tranche Commencement Date”), with the first 25% of the tranche vesting on the last date of the 12 month period following the relevant Tranche Commencement Date, and with the remaining 75% of the tranche vesting in 12 equal portions – each upon the last day of every three month period thereafter until the tranche is fully vested, provided that the RSUs in each Tranche will only vest at the designated time if Executive continues to be employed with the Company at the time of each such scheduled vesting.

In the event of the termination or conclusion of Executive’s employment for any reason, except to the extent specifically otherwise stated in this Agreement, any non-vested shares shall be forfeited without consideration effective on the date of the termination of Executive’s employment.

(d) All forms of compensation and/or consideration made from Company and/or its affiliates to Executive under this Agreement and/or otherwise resulting from the employment contemplated hereunder are subject to reduction to reflect applicable withholdings, taxes and other deductions required by law. Whenever the Company proposes or is required to issue or transfer any form of equity under this Agreement, Company shall have the right to require Executive to remit to the Company an amount sufficient to satisfy any Federal, state and/or local withholding tax requirements prior to the delivery of any certificate(s) for the equity. Alternatively, Company may issue or transfer the equity net of the number of shares sufficient to satisfy the withholding tax requirements.

4. Benefits. Executive shall be eligible for employee benefits on the same basis as those benefits are made available to other senior executives within the Company. Such participation will be subject to the terms of the applicable plans and generally applicable Company policies. Executive will also be eligible to participate in any other benefit plans in place for the Company in accordance with the terms of such plans. To the extent there is a gap between the Employment Start Date and the date upon which coverage under the Company’s health benefits commence, Company will reimburse Executive for his costs associated with continuing with Executive’s previous health benefits plan for the period until the date upon which coverage under the Company’s regular health plan commences.

5. Paid Time Off. Executive will be entitled to will be entitled to 24 paid time off (PTO) days per year, subject to the terms and conditions of the Company’s standard PTO policies and procedures. The accrual and carrying forward of PTO days may be changed from time to time.

6. Expenses. In general, Executive will be expected to book any standard ongoing travel to and from home through the Company and its standard channels and vendors rather than directly. The Company will pay or reimburse Executive for all other reasonable business expenses incurred or paid by Executive in the performance of his duties and responsibilities, subject to any expense policy and compensation policy of the Company, which may change from time to time, and such substantiation and documentation requirements as may be specified by the Company from time to time.

7. Termination; Severance: (a) At Will Employment. Your employment with the Company is at-will and for no specified period. As a result, you are free to resign at any time for any reason or no reason. Similarly, the Company is free to conclude its employment relationship with you at any time effective immediately without notice, for any reason or no reason. Nothing contained herein may be construed to guarantee employment for any length of time or otherwise change the at-will status of your employment. This “at-will” employment relationship shall remain unchanged during your tenure as an employee of the Company, and cannot be changed except in an express written agreement which specifically and unambiguously provides that the employment is no longer at-will, signed by you and by the Company.

(b) Termination for Cause or Resignation. In the event that the Company terminates Executive’s employment for Cause (as defined herein), or in the event that Executive voluntarily resigns his employment without Good Reason (as defined herein) or his employment otherwise terminates for any reason except by termination by the Company without Cause or resignation for Good Reason, the obligations of the Company shall cease immediately and Executive shall not be entitled to any further payments or benefits of any kind, including any portion of the payments described in paragraph 3 other than earned Base Salary through the date of termination. For purposes of this Agreement, “Cause” shall be defined as: (i) Executive’s (a) material failure to perform Executive’s duties or (b) gross negligence in the performance of his duties, provided that in the case of either (a) or (b), the Company shall give written notice to Executive of at least thirty (30) days prior to such termination of the Company’s intent to terminate under this provision, which notice shall set out the ways in which Executive has failed to perform, and Executive shall have failed to cure such failure prior to the expiration of such thirty (30) day period; (ii) Executive’s material breach of the terms of this Agreement or the Company’s policies, or a material breach of fiduciary duty; (iii) Executive’s willful violation of lawful directives from the Company’s Board; (iv) dishonesty, willful misconduct or fraud in connection with Executive’s employment by the Company, the performance of his duties, or in any way related to the business of the Company; (v) a reportable violation of banking, securities or commodities laws, rules or regulations; or (vi) conviction or a plea of nolo contendere (or the equivalent) to a felony or any crime involving moral turpitude.

(c) Termination Without Cause and Resignation for Good Reason. Subject to the compliance of this section with the shareholder-approved compensation plan in effect for the Company, in the event the Company terminates Executive’s employment without Cause, or Executive resigns his employment hereunder for Good Reason, he shall be entitled to:

1.	Severance Payment: a total severance payment of an amount equal to:

a.	Where such termination occurs before or on the one year anniversary of the Employment Start Date, provided Executive’s compliance with subsection 7(d) below, an aggregate amount, less applicable taxes and withholdings, equal to 50% of the first year’s gross base salary (payable in one lump sum within 30 days of termination), plus the pro-rata portion (as of the termination date) of the annual bonus that would have applied after the Company’s end-of year assessment of whether and to what extent Executive and Company have achieved the milestones, goals and targets set for the year by the Board as part of its annual operating plan approval process, less applicable taxes and withholdings, all subject to compliance with the terms of the Company’s compensation policy. (For the sake of clarity, any such pro-rata bonus will only be paid after the end of year assessment is conducted by the Board.); or

b.	Where such termination occurs after the one year anniversary of the Employment Start Date, provided Executive’s compliance with subsection 7(d) below, an aggregate amount, less applicable taxes and withholdings, equal to 100% of Executive’s then-current gross base salary (payable in one lump sum within 30 days of termination), plus the pro-rata portion (as of the termination date) of the annual bonus that would have applied after the Company’s end-of year assessment of whether and to what extent Executive and Company have achieved the milestones, goals and targets set for the year by the Board as part of its annual operating plan approval process, less applicable taxes and withholdings, all subject to compliance with the terms of the Company’s compensation policy. (For the sake of clarity, any such pro-rata bonus will only be paid after the end of year assessment is conducted by the Board.)

and

2.	Health Benefits: the option to continue participating in the Company’s group health plan and health benefits, to the extent authorized by and consistent with 29 U.S.C. § 1161 et seq. (commonly known as “COBRA”), with the cost of the regular premium for such benefits shared in the same relative proportion by the Company and you as in effect on the date of termination until the earlier of:

a.	six months after the Employment Start Date if Executive is terminated before or on the one year anniversary of the Employment Start Date, or one year after the Employment Start Date if Executive is terminated after the one year anniversary of the Employment Start Date; and

b.	the date Executive and Executive’s dependents become eligible for health benefits through another employer or otherwise become ineligible for COBRA.

(d) For purposes of this Agreement, “Good Reason” shall mean, without your prior written consent, any action or inaction by the Company that results in the occurrence of any of the following: (i) a reduction in your Base Salary; (ii) a material diminution in your responsibilities, authority or duties without your consent, (iii) discovery of a violation of compliance or regulatory obligations due to no fault of the Executive that the Company has failed to cure upon notice by Executive, and which Executive in good faith believes he cannot continue his employment under such circumstances; or (v) any other action or inaction that constitutes a material breach by the Company of this Agreement. Notwithstanding the foregoing, no termination shall be deemed to be for Good Reason unless Executive follows the Good Reason Process. For purposes of this Agreement, “Good Reason Process” shall mean that 1) you reasonably determined in good faith that a “Good Reason” condition has occurred; 2) you notify the Company in writing of the first occurrence of the Good Reason condition within 30 days of the first occurrence of such occurrence, with such notice specifically identifying same as a “Good Reason condition” under this Agreement, 3) you cooperate in good faith with the Company’s efforts, for a period not less than 30 days following such notice (the “Cure Period”), to remedy the condition; 4) notwithstanding such efforts, the Good Reason condition continues to exist; and 5) you terminate your employment within 30 days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred. Except as provided in subparagraph (c) of this paragraph 7, Executive understands that he shall not be entitled to any further payments or benefits in the event of termination of his employment. Executive agrees that no payment shall be made to him pursuant to subparagraph (c) of this paragraph 7 unless he executes a release in a form satisfactory to the Company in favor of the Company and all affiliated and related entities and their current and former officers, directors, employees and agents from any and all claims permitted to be released by applicable law.

8. Change of Control. In the event that, while Executive is still employed by the Company, a Change of Control (as defined herein) occurs and Executive is notified that his employment will be terminated within six months of such Change of Control, Executive will be entitled to the following:

(a) Receipt of the severance benefits set out in Section 7(c)(1) and 7(c)(2), and

(b) with respect to any tranche of RSUs granted to Executive by the Company prior to the date of the Change of Control that, as of the date of the Change of Control, have not yet vested and are subject to continued employment, the vesting date of such unvested shares shall be accelerated to the day immediately prior to the Change of Control, and any remaining portion of the RSUs that have not been granted prior to the Change of Control will terminate.

Executive’s receipt of the benefits set out in this Section 8 shall be subject to (i) his continued employment and satisfactory performance of his obligations through the termination of his employment by the Company, and (ii) Executive’s execution and non-revocation of a release in a form satisfactory to the Company in favor of the Company and all affiliated and related entities and their current and former officers, directors, employees and agents from any and all claims

For purposes of this agreement, “Change of Control” means (i) the acquisition following the Effective Date, directly or indirectly, by any Person, in one transaction or a series of related transactions, of securities of the Company representing in excess of fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities, if such person or his or its affiliate(s) do not own in excess of 50% of such voting power on the date of this Agreement, or (ii) the future disposition by the Company (whether direct or indirect, by sale of assets or stock, merger, consolidation or otherwise) of all or substantially all of their business and/or assets in one transaction or series of related transactions (other than a merger effected exclusively for the purpose of changing the domicile of the Company).

9. Treatment Under Code Sections 409A and 280G.

(a) In the event that the payments or benefits set forth in this Agreement constitute “non-qualified deferred compensation” subject to Section 409A, then the following conditions apply to such payments or benefits:

(i)	Any termination of Executive’s employment triggering payment of benefits under Section 7 of this Agreement must constitute a “separation from service” under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h) before distribution of such benefits can commence. To the extent that the termination of Executive’s employment does not constitute a separation of service under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h) (as the result of further services that are reasonably anticipated to be provided by Executive to Company at the time Executive’s employment terminates), any such payments under this Agreement that constitute deferred compensation under Section 409A shall be delayed until after the date of a subsequent event constituting a separation of service under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h). For purposes of clarification, this Section 9(a)(i) shall not cause any forfeiture of benefits on Executive’s part, but shall only act as a delay until such time as a “separation from service” occurs.

(ii)	Notwithstanding any other provision with respect to the timing of payments under Section 7 of this Agreement if, at the time of Executive’s termination, Executive is deemed to be a “specified employee” of Company (within the meaning of Section 409A(a)(2)(B)(i) of the Code), then limited only to the extent necessary to comply with the requirements of Section 409A, any payments to which Executive may become entitled under Section 4 which are subject to Section 409A (and not otherwise exempt from its application) shall be withheld until the first (1st) business day of the seventh (7th) month following the termination of Executive’s employment, at which time Executive shall be paid an aggregate amount equal to the accumulated, but unpaid, payments otherwise due to Executive under the terms of Section 4.

(b) It is intended that each installment of the payments and benefits provided under Section 7 of this Agreement shall be treated as a separate “payment” for purposes of Section 409A. Neither Company nor Executive shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A.

(c) Notwithstanding any other provision of this Agreement to the contrary, this Agreement is intended to be interpreted and at all times administered in a manner that avoids the inclusion of compensation in income under Section 409A, or the payment of increased taxes, excise taxes or other penalties under Section 409A. The parties intend this Agreement to be in compliance with Section 409A. Executive acknowledges and agrees that Company does not guarantee the tax treatment or tax consequences associated with any payment or benefit arising under this Agreement, including but not limited to consequences related to Section 409A.

(d) If any payment or benefit Executive would receive under this Agreement, when combined with any other payment or benefit Executive receives pursuant to a Change of Control (for purposes of this section, a “Payment”) would: (i) constitute a “parachute payment” within the meaning of Section 280G the Code; and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be either: (A) the full amount of such Payment; or (B) such lesser amount (with cash payments being reduced before equity compensation) as would result in no portion of the Payment being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local employments taxes, income taxes, and the Excise Tax, results in Executive’s receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax.

10. Representations. Executive represents and warrants that he is not in breach of any agreement requiring him to preserve the confidentiality of any information, client lists, trade secrets or other confidential information or any agreement not to compete or interfere with any prior employer, and that neither the execution of this Agreement nor the performance by Executive of his obligations hereunder will conflict with, result in a breach of, or constitute a default under, any agreement to which Executive is a party or to which he may be subject. Executive further represents that he has not taken and will not take any confidential information from any prior employer and will not use any such information in performing his obligations hereunder but instead will rely on his generalized knowledge and skill in performing his services hereunder.

11. Company Property. Executive agrees to deliver promptly on termination of his employment, or at any other time on request by the Company, all property and equipment of the Company of any kind in his possession.

12. Confidential Information; Non-Competition; Non-Solicitation. During the course of Executive’s employment, he will have access to and come into possession of information that is confidential and proprietary to the Company and its related entities and affiliates. As part of the consideration for the benefits and consideration paid to Executive under this Agreement, Executive agrees that he agrees to sign and comply with the CONFIDENTIALITY, INVENTIONS, NON-COMPETITION AND NON-SOLICITATION AGREEMENT, attached hereto as Annex A.

13. Non-Disparagement. Executive agrees that he will not at any time, during or after his employment, disparage, criticize or ridicule Brainsway or any affiliated or related entity or make any negative public comments either by way of news interviews or the expression of his personal views, opinions or judgments to the media, to current or former officers, directors or employees of the Company or to any individuals or entities with whom Brainsway or any affiliated or related entity have or may have a business relationship.

14. Return of Materials. Executive agrees to deliver promptly on termination of his employment, or at any other time on request by the Company, all property and equipment of the Company of any kind in his possession including, but not limited to, any Confidential Information, computer equipment, computer disks, identification cards, credit cards, cellular telephones, blackberries, magnetic key cards and the like.

15. Governing Law; Forum. This Agreement and your employment with the Company shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflict of laws. Any disputes arising hereunder out of your employment shall be resolved by non-binding mediation in New York City, and if a mutually acceptable resolution cannot be reached, followed by binding arbitration in New York City by a single arbitrator to be chosen according to the Rules of the American Arbitration Association

16. Severability. In the event that any provision or term of this Agreement is held to be invalid, prohibited or unenforceable for any reason, such provision or term shall be deemed severed from this Agreement, without invalidating the remaining provisions, which shall remain in full force and effect. If at any time a court or other body having jurisdiction over this Agreement shall determine that any of the subject matter or duration is unenforceable as drafted in any respect, it shall be reduced and not terminated, as such court or body determines to be reasonable.

17. Non-Assignability. Because of the personal nature of the services to be rendered by him, Executive may not assign his rights or obligations under this Agreement without the prior written consent of the Company.

18. Entire Agreement; Amendment. This Agreement contains the entire understanding between the parties on the subjects covered here and supersedes all prior agreements, arrangements and understandings, whether written or oral. This Agreement may not be changed orally, but only in writing signed by both parties.

ACCEPTED AND AGREED TO BY:

BRAINSWAY LTD. The following signature(s) are made subject to receipt of all necessary approvals (including of the Board of Directors and Shareholders) and satisfaction of all corporate policies and procedures.

Dr. David Zacut

EXECUTIVE

Christopher R. von Jako, PhD

Annex A

CONFIDENTIALITY, INVENTIONS NON COMPETITION AND NON SOLICITATION AGREEMENT

This Confidentiality, Restrictive Covenant and Inventions Agreement (“Agreement”) is entered into by you, the undersigned employee and Brainsway USA, Inc. (the “Company”). In consideration of your employment and of the salary, benefits, and other compensation hereafter to be paid to you by or on behalf of the Company, as well as other consideration, the sufficiency of which is hereby acknowledged, and in acknowledging that the Company is employing you in reliance on your full compliance with the Agreement, you promise and agree as follows:

A.	Confidential Information.

1. Definition. During the course of your employment with the Company, you will receive confidential information of and/or be in the possession of confidential information from Brainsway, its parents, subsidiaries, and any affiliated companies (the Company and/or any or all of the above detailed entities shall collectively hereinafter be referred to as “Brainsway), as well as similar information pertaining to Brainsway’s clients or customers, including, but not limited to, customer or client lists, services provided to such customers or clients, sources and leads for obtaining new business, vendors or suppliers, trade secrets, images, slogans, logos, designs, sketches, mock-ups, samples, computer software, operations, systems, services, financial affairs of Brainsway, forms, contracts, agreements, literature or other documents designed, developed or written by, for, with or on behalf of the Company, concepts, ideas, inventions, original works of authorship, discoveries, techniques, copyrights, patents, trademarks, and any and all information and know-how now or in the future, whether or not such confidential information relates to any Work Product (as defined herein) including without limitation, the underlying concept and production methodology of such Work Product (hereinafter, “Confidential Information”). Confidential Information shall not include information which is or which comes into the public domain through no fault of yours, or was known to you prior to any affiliation with the Company.

2. Exclusive Property. All Confidential Information is, and at all times shall remain, the exclusive property of Brainsway. You recognize and acknowledge that Confidential Information is valuable, special and unique to the business of Brainsway, and that access to and knowledge thereof is essential to the performance of your duties to the Company. During the time that you are an employee of the Company, and at all times thereafter, you will keep secret and will not use or disclose any Confidential Information to any person or entity, in any fashion or for any purpose whatsoever, except at the request of or with prior written consent of the Company (or as may be required by applicable law). If you have any questions about whether any information is Confidential Information, as defined in this Agreement, you should consult with the Company before using or disclosing such information. You agree to store and maintain all Confidential Information in a secure place. You further agree that any property situated on Brainsway’s premises and owned by Brainsway, including electronic files and other digital, analog or hard copy storage media, filing cabinets, lockers, desks or other work areas, is subject to inspection by Brainsway personnel at any time with or without notice. At the time of termination of your employment with the Company for any reason, you agree to promptly deliver to the Company (and will not keep in your possession, or otherwise recreate or deliver to anyone else), in whatever medium recorded, any and all Confidential Information and all other documents, materials, information, and property developed or obtained by you pursuant to your employment or otherwise belonging to the Company.

B.	Intellectual Property.

You agree that the Company or any affiliate thereof shall own all right, title and interest throughout the world in and to any and all inventions, original works of authorship, developments, concepts, know-how, improvements, and trade secrets, whether or not patentable or registrable under copyright or similar laws, that you may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice during your employment, whether or not during regular working hours, provided that they (i) relate at the time of conception or development to the actual or demonstrably proposed business or research and development activities of Brainsway, (ii) result from or relate to any work performed for the Company, or (iii) are developed through the use of confidential information and/or resources of Brainsway or in consultation with any personnel of Brainsway (collectively referred to as “Work Product”). You hereby assign to Brainsway all right, title, and interest in and to any and all Work Product, and agree to Brainsway, at Brainsway’s expense, to further evidence, record, and perfect such assignments, and to perfect, obtain, maintain, enforce, and defend any rights specified to be so owned or assigned. In addition to, and not in contravention of any of, the foregoing, you acknowledge that all original works of authorship that are made by you (solely or jointly with others) within the scope of employment and that are protectable by copyright are “works made for hire,” as that term is defined in the United States Copyright Act (17 U.S.C. § 101). To the extent allowed by law, this includes all rights of paternity, integrity, disclosure, and withdrawal, and any other rights that may be known or referred to as “moral rights.” To the extent you retain any such moral rights under applicable law, you hereby waive such moral rights and consent to any action consistent with the terms of this Agreement with respect to such moral rights, in each case, to the full extent of such applicable law. You agree to confirm any such waivers and consents from time to time as requested by Brainsway.

C.	Restrictions on Activities.

1. Competition and Interfering Activities. During your employment with the Company, and for the applicable Restricted Period (as such term is hereinafter defined), you agree that you will neither Compete (as such term is hereinafter defined) with Brainsway nor engage in any Interfering Activities (as such term is hereinafter defined), nor will you take any steps in anticipation of competing with Brainsway or engaging in Interfering Activities. For purposes of this Agreement:

(a) “Compete” or “Competing” means to, directly or indirectly, on your behalf or on behalf of any other person or entity, in any way, whether as an individual proprietor, partner, stockholder, officer, employee, consultant, agent, director, joint venturer, investor, or in any other capacity, own, operate, manage, control, engage in, participate in, invest in, permit your name to be used by, act as a consultant or advisor to, render services for (alone or in association with any person, firm, corporation, or business organization), or otherwise assist any person or entity that engages in or owns, invests in, operates, manages, controls, or is affiliated with any venture or enterprise that, anywhere in the United States, offers or actively plans to offer competing products and services with those offered by Brainsway.

(b) “Interfering Activities” means to, directly or indirectly, on behalf of yourself or any other person or entity, in any way (i) solicit, induce, or encourage the resignation of any member, partner, employee, agent, or consultant of Brainsway (ii) solicit, induce or encourage any member, partner, employee, agent or consultant of Brainsway to join or perform services for anyone else, in any capacity, (iii) interfere in any way with the relationship between Brainsway and any of its respective members, partners, employees, agents, or consultants, (iv) hire or attempt to hire or reach any agreement (oral or written) with respect to the prospective hiring of any member, partner, employee, agent, or consultant of Brainsway or any person or entity that was a member, partner, employee, agent, or consultant within the six (6) month period immediately preceding the hire or attempt to hire, (v) interfere, or attempt to interfere, with the relationship between Brainsway and any of its actual or prospective clients or customers, or (vi) solicit, or attempt to solicit, the business of, any actual or prospective client or customer of Brainsway. You further acknowledge that this Section C.1(b)(vi) shall apply to clients or customers you originated or serviced during your employment with the Company, or about whom you are aware of Confidential Information, but only where Brainsway continues to provide services in the geographical area where such client or customer does business. This restriction is meant to protect the Brainsway from losing such clients or customers to you, who by virtue of your employment with the Company, maintained a relationship with the clients and customers, gained knowledge about them, and/or become familiar with the requirements of such clients and customers.

(c) “Restricted Period” means (i) with respect to your covenant not to compete, the period commencing on the termination of your employment for any reason and ending on the twelve (12) month anniversary of the date of such termination, and (ii) with respect to your covenant as to Interfering Activities, the period commencing on the termination of your employment for any reason and ending on the twelve (12) month anniversary of the date of such termination.

2. Tolling of Restricted Periods. If you shall violate any covenant contained herein with a stated duration, the duration of any such covenant so violated shall automatically be extended with respect to you for a period equal to the period during which you shall have been in violation of such covenant.

3. Non-Disparagement/No Speaking with the Media. Both during your employment with the Company and at all times thereafter, you agree that, except as required by applicable law or compelled by process of law, you will not, nor will you permit anyone acting on your behalf to disparage or make any critical statement about Brainsway’s products, services, customers or clients, whether to the press, via social media, or to any other third party.

4. Notice to Future Employers, Notice to Brainsway of Future Employers. In the event that you leave the employ of the Company for any reason, you hereby agree to notify your new employer of your obligations that are continuing under this Agreement after the termination hereof. To enable Brainsway to monitor your compliance with the obligations imposed by this Agreement, you agree to inform the Company at the time you give notice of your termination of employment, of the identity of your new employer and of your job title and responsibilities, and will continue to so inform the Company, in writing, at any time you change employment during the eighteen (18) months following termination of your employment with the Company for any reason.

5. Reasonableness of Covenants. You acknowledge and expressly agree that the covenants contained in this Annex A of this Agreement are reasonably necessary to protect valuable business interests of Brainsway, Brainsway’s business, its officers, directors and employees. You represent that your experience, capabilities and circumstances are such that these provisions will not prevent you from earning a livelihood. You further agree that you have received valuable and adequate compensation in exchange for entering into the restrictions set out in this Agreement.

D.	Enforcement.

1. Injunctive Relief. You acknowledge and agree that a remedy at law for any breach or threatened breach of this Agreement would be inadequate, and therefore, agree that Brainsway shall be entitled to injunctive relief, without posting bond or other security, in addition to any other available rights and remedies in cases of any such breach or threatened breach; provided, however, that nothing contained herein shall be construed as prohibiting Brainsway from pursuing any other rights and remedies available for any such breach or threatened breach.

2. Jurisdiction and Governing Law. You agree that any proceeding concerning the enforcement of this Agreement, including an entry of a temporary and/or permanent restraining order which precludes the breach or continuing breach of this Agreement shall be brought in the United States District Court for the Southern District of New York or in the Supreme Court of the State of New York, New York County, and you consent to personal jurisdiction therein. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflict of law principles.

3. No Waiver. No failure or delay by Brainsway in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof or preclude any other or further exercise thereof or the exercise of any other rights, power or privilege hereunder.

4. No Oral Modification. This Agreement may not be changed or modified except by a written agreement that has been signed by both you and a director or officer of the Company.

5. Blue Penciling and Severability. It is the intention of you and the Company that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws of New York. If any court of competent jurisdiction or arbitration panel determinates that any covenant or provisions of this Agreement is unenforceable or unlawful, that covenant or provision shall not render unenforceable or impair the remaining covenants and provisions of this Agreement. In addition, if any covenant or provision is held to be unenforceable because of the scope, duration or area of its applicability, the court or tribunal making such determination shall have the power to modify such scope, duration or area, or all of them, and such covenant or provision shall then be applicable in such modified form and every other provision of this Agreement shall remain in full force and effect.

6. Successor and Assigns. The Company may assign this Agreement to any successors or assigns, and you shall be bound to any successor or assign of the Company.

ACCEPTED AND AGREED TO:

BRAINSWAY LTD.

Dr. David Zacut

EXECUTIVE

Christopher R. von Jako, PhD

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